

08029683

UNITEDSTATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 03 2008

Washington, DC
110

SEC FILE NUMBER
8- 66028

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2007__ AND ENDING __DECEMBER 31, 2007__
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Arch Creek Advisors LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__35 WILLOWEND DRIVE__
(No. and Street)

__HOUSTON__   __TEXAS__   __77024__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__ANTHONY TRIPODO__   __713-206-2204__
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__WOOTEN, W. HARRIS__
(Name – if individual, state last, first, middle name)

__9219 KATY FREEWAY #134   HOUSTON, TX   77024__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

PROCESSED

MAR 4 2008

OATH OR AFFIRMATION

I, _Anthony Tripodo_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Arch Creek Advisors LLC_ , as of _December 31_ , 20 _07_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

KRISTI M. RECTOR
Notary Public, State of Texas
My Commission Expires
JULY 28, 2008

Anthony Tripodo
Signature

Managing Director
Title

Kristi M. Rector
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Arch Creek Advisors LLC

Financial Statements and Schedules

December 31, 2007 and 2006

(With Independent Auditor's Report Thereon)

Independent Auditor's Report

To the Member of
Arch Creek Advisors LLC

I have audited the accompanying statements of financial condition of Arch Creek Advisors LLC (a Texas Limited Liability Company) as of December 31, 2007 and 2006 and the related statements of income, changes in member capital and cash flows for years ended December 31, 2007 and 2006 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arch Creek Advisors LLC as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended December 31, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not required for a fair presentation of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in my audits of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

W. Harris Wooten, CPA

February 12, 2008

Houston, Texas

ARCH CREEK ADVISORS LLC
Statements of Financial Condition
December 31, 2007 and 2006

Assets	December 31,	
	2007	2006
Cash, including interest-bearing deposits	$ 85,435	$ 16,848
Receivables from clients	-	10,000
	$ 85,435	$ 26,848
Liabilities and Member's Capital		
Accounts payable and accrued expenses	$ 2,000	$ 2,000
	2,000	2,000
Member's capital (notes 3 and 4):	83,435	24,848
	83,435	24,848
	$ 85,435	$ 26,848

The accompanying notes are an integral part of these financial statements.

ARCH CREEK ADVISORS LLC
Statements of Income
For the years ended December 31, 2007 and 2006

| | December 31, | |
	2007	2006
Revenues:		
Fee income	$ 317,182	$ 191,812
Other income - NASD and NYSE consolidation	35,000	-
	352,182	191,812
Expenses:		
Automobile expenses	-	1,583
Business development	1,028	1,349
Compliance backup systems	924	846
Dues and subscriptions	4,658	4,406
Equipment lease	2,017	1,955
Franchise taxes	1,606	-
Insurance	473	473
Internet access	693	805
Office rent	-	6,900
Office supplies	459	832
Other	438	1,377
Professional fees	1,905	3,093
Regulatory fees	1,235	1,988
Telecommunications	159	1,106
Training	-	25
Travel	-	1,974
	15,595	28,712
Net Income	336,587	163,100

The accompanying notes are an integral part of these financial statements.

ARCH CREEK ADVISORS LLC
Statement of Changes in Member's Capital
For the years ended December 31, 2007 and 2006

	Total Member's Capital
Balance at December 31, 2005	$ 16,748
Net income for the year ended December 31, 2006	163,100
Contribution from member	-
Distributions to member	(155,000)
Balance at December 31, 2006	$ 24,848
Net income for the year ended December 31, 2007	336,587
Contribution from member	-
Distribution to member	(278,000)
Balance at December 31, 2007	$ 83,435

The accompanying notes are an integral part of these financial statements.

ARCH CREEK ADVISORS LLC
Statements of Cash Flows
For the year ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net earnings	$ 336,587	$ 163,100
Adjustments to reconcile net earnings to net cash		
used in operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in receivables from clients and others	10,000	(5,000)
Increase (decrease) in accounts payable and accrued expenses	-	-
Total adjustments	10,000	(5,000)
Net cash provided (used) by operating activities	346,587	158,100
Cash flows used in investing activities:		
Partner contribution	-	-
Partners' distribution	(278,000)	(155,000)
Net increase (decrease) in cash	68,587	3,100
Cash at beginning of period	16,848	13,748
Cash at end of period	$ 85,435	$ 16,848
Supplemental disclosure of cash flow information -		
Cash paid during the year for interest	0	0

Cash includes cash and cash equivalents.

The accompanying notes are an integral part of these financial statements.

ARCH CREEK ADVISORS LLC

Notes to Financial Statements

December 31, 2007 and 2006

(1) Summary of Significant Accounting Policies

Arch Creek Advisors LLC ("Arch Creek"), a Texas limited liability company, was formed April 2, 2003, and is a member of the Financial Industry Regulatory Authority (FINRA). Arch Creek acts primarily as a financial consultant working with clients to obtain financing or as an intermediary in merger or acquisition transactions.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

Arch Creek is recognized as a single member LLC under the Internal Revenue Code and therefore does not provide for federal income taxes.

(2) Liabilities Subordinated to Claims of Creditors

As of December 31, 2007 and 2006, and for the years ended December 31, 2007 and 2006, Arch Creek had no liabilities subordinated to the claims of general creditors.

(3) Minimum Capital Requirements

Arch Creek is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Member's capital may be restricted as to payment of distributions if this ratio exceeds 10 to 1. At December 31, 2007 and 2006, Arch Creek had net capital of $83,435 and $14,848, respectively, which exceeded its required net capital of $5,000 by $78,435 and $9,848, respectively. Arch Creek's ratio of aggregate indebtedness as to net capital was .0234 to 1 and .1347 to 1 at December 31, 2007 and 2006, respectively.

(4) Commitments

Arch Creek leases office equipment under a noncancellable operating lease expiring June 5, 2008. At December 31, 2007, future minimum rental commitments on such lease is as follows:

Year Ending December 31	Amount
2008	$753

Rental expense relating to office facilities and office equipment was approximately $2,017 and $8,855 for the years ended December 31, 2007 and 2006, respectively. The member of Arch Creek is the signatory of the lease.

ARCH CREEK ADVISORS LLC

Notes to Financial Statements

December 31, 2007 and 2006

(5) Concentration of Credit Risk

The Company maintains its cash balances in one financial institution located in Houston, Texas. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2007 and 2006, the Company did not maintain a cash balance in excess of $100,000.

Approximately 100% and 97% of the Company's fee income for 2007 and 2006 was earned from three separate clients.

(6) Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and cash equivalents – The carrying amount reported in the Statement of Financial Condition for cash and cash equivalents approximate its fair value.

Account receivable and accounts payable – The carrying amount reported in the Statement of Financial Condition for accounts receivable and accounts payable approximate its fair value.

Independent Auditor's Report on

Internal Accounting Control

Required by SEC Rule 17a-5

To the Member of
Arch Creek Advisors LLC

In planning and performing my audit of the financial statements of Arch Creek Advisors LLC, a Texas Limited Liability Company, (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers, or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (1) making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13, (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Financial Industry Regulatory Authority (FINRA), SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

W. Harris Wooten, CPA

February 12, 2008

Houston, Texas

ARCH CREEK ADVISORS LLC
Computation of Net Capital Under Rule 15c3-1
As of December 31, 2007 and 2006

	December 31,	
	2007	2006
Net Capital:		
Member's capital	$ 83,435	$ 24,848
Less non-allowable assets:		
Receivables	-	(10,000)
Net Capital	83,435	14,848
Net capital requirement	5,000	5,000
Net capital in excess of required amount	78,435	9,848
Net Capital	$ 83,435	$ 14,848
Aggregate indebtedness	2,000	2,000
Ratio of aggregate indebtedness to net capital	2.40%	13.47%

Note - This computation differs from the computation of net capital under Rule 15c3-1 as of December 31, 2007, filed by Arch Creek Advisors LLC with the Financial Industry Regulatory Authority (FINRA) on Part II of Form X-17A-5, as follows:

	Net Capital	Aggregate Indebtedness
As reported on Part II of Form X-17A-5	$ 83,435	$ 2,000
Rounding	-	-
As presented above	$ 83,435	$ 2,000

ARCH CREEK ADVISORS LLC

Computation for Determination of Reserve
Requirements Under Rule 15c3-3

December 31, 2007

Arch Creek Advisors LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934 as Arch Creek carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions with customers through unaffiliated clearing organizations.

During the year ended December 31, 2007 and 2006, Arch Creek has maintained its compliance with the conditions for exemption specified in paragraph (k) (2) (i) of Rule 15c3-3.

ARCH CREEK ADVISORS LLC

Information for Possession or Control
Requirements under Rule 15c3-3

December 31, 2007

	Market Value	Number of Items
Customers' fully paid securities and excess margin securities not in Arch Creek's possession or control as of December 31, 2007 for which instructions to reduce to possession or control had been issued as of December 31, 2007, but for which the required action was not taken within the time frames specified under Rule 15c3-3.	N/A	N/A
Customers' fully paid securities and excess margin securities for which instruction to reduce to possession or control had not been issued as of December 31, 2007, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	N/A	N/A



END